October 7, 2019

Douglas J. Swirsky
President, Chief Executive Officer and Director
REXAHN PHARMACEUTICALS, INC.
15245 Shady Grove Rd
Suite 455
Rockville, Maryland 20850

       Re: REXAHN PHARMACEUTICALS, INC.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-34079

Dear Mr. Swirsky:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences